1. Name & address of reporting person:  Jimmie T. G. Coulson
6302 S Corkery Road  Spokane WA  99223
2.  Issuer Name and Ticker or Trading Symbol: The Coeur d'Alenes Company
4. Statement for Month/Year:  September 1998
5. Relationship of Reporting Person to Issuer:   Director, Officer,
President/CEO  10% Owner

Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned:
1.  Title of Security:	Common Stock
2. Transaction Date:	4. Securities Acquired:
Amount	Price
1/8/1998  			 7,500	.28
1/21/1998 			 4,929	.28
2/17/1998			    40	.32
3/12/1998			 5,000	.32
5/5/1998			10,000	.32
8/19/1998			 5,000	.32
8/26/1998			 1,000	.28
9/26/1998			 8,588	.32
3. Transaction Code:	P
5. Amount of Securities Beneficially Owned at End of Month:  1,699,383
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A
Derivative Securities Acquired, Disposed of, or beneficially Owned
1. Title of Derivative Security:
Put(Obligation to Buy) First Right of Refusal (Right to Buy)
2. Conversion or Exercise Price of Derivative Security: Greater of (a) market price or (b) the lesser of $.32 per share or book value per share.
3. Transaction Date:
4. Transaction Code:  Code C
5. Number of Derivative Securities Acquired:  (D) 39,010
6. Date Exercisable and Expiration Date:  Date:  1996  Expiration:  2003
7. Title and Amount of Underlying Securities:  Title:  Common Stock
Amt or Number of shares:  407,009
8. Price of Derivative Security: Former spouse has the right to require Mr. Coulson to purchase these shares on an incremental basis during the years 1996 through 2003 and Mr. Coulson also has a first right of refusal to acquire these shares in the event of a third party-s offer to purchase these shares, all on the terms and conditions specified in the property settlement agreement, excerpts of which were filed with Form 3 in March, 1993. The exercise price is the greater of (a) market price, or (b) the lesser of $0.32 per share or book value per share.
9. Number of Derivative Securities Beneficially owned at end of month:  407,009
10. Ownership Form of Derivative Security:  D

Line 2
1. Title of Derivative Security:
Put(Obligation to Buy) First Right of Refusal (Right to Buy)
2. Conversion or Exercise Price of Derivative Security:  $0.20
3. Transaction Date:
4. Transaction Code:
5. Number of Derivative Securities Acquired:
6. Date Exercisable and Expiration Date:
Date:  11/1/1994   Expiration:  10/31/1998
7. Title and Amount of Underlying Securities:  Title:  Common Stock
8. Price of Derivative Security: $5000 Represents 1/3 partnership interest of Mr. Coulson in CINV's holdings of Convertible Debentures.
9. Number of Derivative Securities Beneficially Owned at End of Month: 25,000 Represents 1/3 partnership interest of Mr. Coulson in CINV's holdings of Convertible Debentures.
10. Ownership Form of Derivative Security:  I
11. Nature of Indirect Beneficial Ownership: By CINV a partnership

Derivative Securities Acquired, Disposed of, or beneficially Owned:  N/A